EXHIBIT 99.1
18 September 2020

National Grid plc

Publication of Final Terms

The following final terms have been approved by the Financial Conduct Authority and are available for viewing:
Final Terms in relation to the National Grid plc issue of EUR 500,000,000 0.553 per cent. Instruments due 18 September 2029 under the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme
To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/3303Z_1-2020-9-17.pdf
A copy of the above Final Terms has been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism

For further information, please contact:

Kwok Liu	+44 (0) 7900 405 729 (m)
Deputy Treasurer, Funding & Investment National Grid plc

Molly Neal	+44 (0) 7583 102 727 (m)
Head of Corporate Communications National Grid plc

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme, constituted of the Prospectus dated 7 August 2020 and the Supplementary Prospectus dated 9 September 2020) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.